UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               AHPC HOLDINGS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    001303106
                                 (CUSIP Number)

                                  June 20, 2006
             (Date of Event Which Requires Filing of this Statement)

      |_| Rule 13d-1(b)
      |X| Rule 13d-1(c)
      |_| Rule 13d-1(d)

                                  SCHEDULE 13G

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CUSIP No. 001303106                                           Page 2 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Mercator Momentum Fund III, L.P.             EIN:32-0056070
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          138,872
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            138,872
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     138,872
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

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CUSIP No. 001303106                                           Page 3 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Monarch Pointe Fund, Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          138,872
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            138,872
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     138,872
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

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CUSIP No. 001303106                                           Page 4 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     M.A.G. Capital, LLC                   EIN: 300021359
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               6.   SHARED VOTING POWER
BENEFICIALLY
                    138,872, some of which are held by Mercator Momentum Fund
  OWNED BY          III, L.P. (the "Fund"), some of which are owned by Monarch
                    Pointe Fund, Ltd. ("MPF"). MAG is the general partner of the
    EACH            Fund and controls the investments of MPF.
               -----------------------------------------------------------------
  REPORTING    7.   SOLE DISPOSITIVE POWER

   PERSON           0
               -----------------------------------------------------------------
    WITH       8.   SHARED DISPOSITIVE POWER

                    138,872, some of which are held by the Fund, and some of which are held by MPF.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     138,872
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

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CUSIP No. 001303106                                           Page 5 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     David F. Firestone
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               6.   SHARED VOTING POWER
BENEFICIALLY
                    138,872, all of which are held by the Fund and MPF. David F.
  OWNED BY          Firestone is Managing Member of MAG.
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            138,872, all of which are held by the Fund and MPF. David F.
                    Firestone is Managing Member of MAG.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     138,872
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

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CUSIP No. 001303106                                           Page 6 of 12 Pages
-------------------                                           ------------------

      This statement is hereby amended and restated in its entirety as follows:

Item 1. Issuer.

      (a) The name of the issuer is AHPC Holdings, Inc. (the "Issuer").

      (b) The address of the Issuer's principal executive office is 80 Internationale Boulevard, Unit A, Glendale Heights, IL 60139.

Item 2. Reporting Person and Security.

      (a) Mercator Momentum Fund III, L.P. (the "Fund") is a private investment limited partnership organized under California law. The general partner of the Fund is M.A.G. Capital, LLC ("MAG"), a California limited liability company. David F. Firestone is the Managing Member of MAG. Monarch Pointe Fund, Ltd. ("MPF") is a corporation organized under the laws of the British Virgin Islands. MAG controls the investments of MPF. The Fund, MPF, MAG and David F. Firestone are referred to herein as the "Reporting Persons."

      (b) The business address of the Fund, MAG and David F. Firestone is 555 S. Flower Street, Suite 4200, Los Angeles, CA 90071. The business address of MPF is c/o Bank of Ireland Securities Services, Ltd., New Century House, International Financial Services Center, Mayor Street Lower, Dublin 1, Republic of Ireland.

      (c) The Fund is a California limited partnership. MAG, its general partner, is a California limited liability company. MPF is a corporation organized under the laws of the British Virgin Islands.

      (d) The title of the class of securities to which this statement relates is the common stock of the Issuer, par value $0.01 per share (the "Common Stock").

      (e) The CUSIP number is 001303106.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or
(c), Check Whether the Person Filing is a:

      (a) |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

      (b) |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) |_| An investment adviser in accordance with ss.
240.13d-1(b)(1)(ii)(E).

                                  SCHEDULE 13G

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CUSIP No. 001303106                                           Page 7 of 12 Pages
-------------------                                           ------------------

      (f) |_| An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

      (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j) |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

                                 Not Applicable.

      Item 4. Ownership.

      The Fund and MPF each own shares of Series B Convertible Preferred Stock, which are convertible into shares of Common Stock. Each Series B Share is convertible into the number of shares of Common Stock determined by dividing $100.00 by the Conversion Price at the time of conversion. The Conversion Price is initially $1.60. The documentation governing the terms of the Series B Convertible Preferred Stock contains provisions prohibiting any conversion of the Series B Convertible Stock that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934. The Fund, MPF, and MAG each own warrants to purchase shares of Common Stock. The documentation governing the terms of the warrants contains provisions prohibiting any exercise of the warrants that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934. As a result of these provisions, the Reporting Persons have never had beneficial ownership of more than 9.99% of the outstanding shares of Common Stock.

      As of June 20, 2006, the Fund, MPF, and MAG owned the following securities of the Issuer:

      The Fund owned 10,314 shares of Series B Convertible Preferred Stock and warrants to purchase up to 335,205 shares of Common Stock.

      MPF owned 19,686 shares of Series B Convertible Preferred Stock and warrants to purchase up to 639,795 shares of Common Stock.

      MAG owned warrants to purchase up to 975,000 shares of Common Stock.

      David F. Firestone owned no securities of the Issuer directly.

                                  SCHEDULE 13G

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CUSIP No. 001303106                                           Page 8 of 12 Pages
-------------------                                           ------------------

      The right to vote and the right to dispose of the shares beneficially owned by the Fund and MPF are, in each case, shared among either the Fund or MPF, and both MAG and David F. Firestone. The right to vote and the right to dispose of the shares beneficially owned by MAG are shared by MAG and David F. Firestone.

      Assuming that the Issuer had 1,251,246 shares of Common Stock outstanding as of May 15, 2006, which is the number reported by the Issuer as outstanding on May 15, 2006, according to its Annual Report on Form 10-Q for the fiscal quarter ended March 31, 2006, the individual Reporting Persons had, on June 20, 2006, beneficial ownership of the following numbers of shares of Common Stock which represented the following percentages of the Common Stock outstanding:

      ----------------------------------------------------------------
                                   Shares Owned          Percentage
                                   ------------          ----------
      ----------------------------------------------------------------
      Momentum Fund III              138,872                9.99%
      ----------------------------------------------------------------
      MPF                            138,872                9.99%
      ----------------------------------------------------------------
      MAG                            138,872                9.99%
      ----------------------------------------------------------------
      David F. Firestone             138,872                9.99%
      ----------------------------------------------------------------

      ----------------------------------------------------------------

Item 5. Ownership of Five Percent or Less of a Class.

      If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |__|

      Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

      Not Applicable.

Item 8. Identification and Classification of Members of the Group.

      Not Applicable.

Item 9. Notice of Dissolution of Group.

                                  SCHEDULE 13G

-------------------                                           ------------------
CUSIP No. 001303106                                           Page 9 of 12 Pages
-------------------                                           ------------------

      Not Applicable.

Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

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CUSIP No. 001303106                                          Page 10 of 12 Pages
-------------------                                          -------------------

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 28, 2006                     MERCATOR MOMENTUM FUND III, L.P.


                                          By: M.A.G. CAPITAL, LLC,
                                          its general partner


                                          By: /s/ Harry Aharonian
                                              ----------------------------------
                                              Harry Aharonian, Portfolio Manager


Dated:  June 28, 2006                     MONARCH POINTE FUND, LTD.


                                          By: /s/ Harry Aharonian
                                              ----------------------------------
                                              Harry Aharonian, Portfolio Manager


Dated:  June 28, 2006                     M.A.G. CAPITAL, LLC

                                          By: /s/ Harry Aharonian
                                              Harry Aharonian, Portfolio Manager


Dated:  June 28, 2006                     /s/ David F. Firestone
                                          --------------------------------------
                                              David F. Firestone

                                  SCHEDULE 13G

-------------------                                          -------------------
CUSIP No. 001303106                                          Page 11 of 12 Pages
-------------------                                          -------------------

                                  EXHIBIT INDEX

Exhibit A         Agreement of Joint Filing

                                  SCHEDULE 13G

-------------------                                          -------------------
CUSIP No. 001303106                                          Page 12 of 12 Pages
-------------------                                          -------------------

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 a report on Schedule 13G, containing the information required by Schedule 13G, for shares of the common stock of AHPC Holdings, Inc. beneficially owned by Mercator Momentum Fund III, L.P., Monarch Pointe Fund, Ltd., M.A.G. Capital, LLC and David F. Firestone and such other holdings as may be reported therein.

Dated:  June 28, 2006

MERCATOR MOMENTUM FUND III, L.P.


By: M.A.G. CAPITAL, LLC,
its general partner


By: /s/ Harry Aharonian
    ----------------------------------
    Harry Aharonian, Portfolio Manager


MONARCH POINTE FUND, LTD.


By: /s/ Harry Aharonian
    ----------------------------------
    Harry Aharonian, Portfolio Manager


M.A.G. CAPITAL, LLC


By: /s/ Harry Aharonian
    ----------------------------------
    Harry Aharonian, Portfolio Manager


/s/ David F. Firestone
--------------------------------------
    David F. Firestone